# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Utz Brands, Inc., CIK 0001739566
CUSIP: 918090101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 High Street, Hanover, Pennsylvania (PA), 17331
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001458039

## Reporting persons
- Jason K. Giordano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,813,693; shared voting power 0; sole dispositive power 3,813,693; shared dispositive power 0; aggregate amount beneficially owned 3,813,693 (4.42% of the class)
  Comment: The reported percentage is calculated based upon 86,201,901 shares of Class A Common Stock ("Class A Shares") outstanding as of July 28, 2025, as reported on the Issuer's Form 10-Q filed with the Securities & Exchange Commision ("SEC") on July 31, 2025.
- Chinh E. Chu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 524,716; shared voting power 0; sole dispositive power 524,716; shared dispositive power 0; aggregate amount beneficially owned 524,716 (0.61% of the class)
  Comment: The reported percentage is calculated based upon 86,201,901 Class A Shares outstanding as of July 28, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on July 31, 2025.

## Item 1. Issuer
Name of issuer: Utz Brands, Inc.
Address of issuer's principal executive offices: 900 High Street, Hanover PA, 17331

## Item 2. Person Filing
Name of person filing:
This statement is filed by the persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Jason K. Giordano
(ii) Chinh E. Chu
Address of principal business office or, if none, residence: 200 Park Avenue, 58th Floor New York, NY 10166
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All calculations of percentage ownership herein are based on 86,201,901 Class A Shares outstanding as of July 28, 2025, as reported in the Issuer's quarterly report on the Issuer's Form 10-Q filed with the SEC on July 31, 2025.

CC Collier Holdings, LLC ("CC Collier") directly holds the 524,716 Class A Shares reported by Chinh E. Chu. Chinh E. Chu has voting and dispositive power over CC Collier and therefore may be deemed to have beneficial ownership over the securities directly held by CC Collier. Jason K. Giordano directly holds 3,813,693 Class A Shares, 709,647 of which are held jointly with his spouse.

If the Reporting Persons were deemed to be a Section 13(d) group, such group would hold an aggregate of 4,338,409 Class A Shares, constituting 5.03% of the outstanding Class A Shares. Provided that, the filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the entities mentioned herein are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, acting as a Section 13(d) group or otherwise the beneficial owners of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jason K. Giordano: /s/ Jason K. Giordano, Jason K. Giordano (10/10/2025)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu (10/10/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of February 11, 2022, by and among Jason K. Giordano, Chinh E. Chu, and Collier Creek Partners LLC (incorporated by reference to that certain Exhibit A to that certain Schedule 13G/A filed on February 11, 2022, by the Reporting Persons with the SEC).